

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Nick Swenson
Chief Executive Officer and President
Air T, Inc.
5930 Balsom Ridge Road
Denver, NC 28037

Re: Air T, Inc.
Air T Funding
Registration Statement on Form S-3
Filed March 11, 2021
File No. 333-254110

Dear Mr. Swenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joshua J. Curry